SO 3/3/03

SECURI 03001621 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED FEB 27 2003 PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER 8- 45557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCG INVESTMENT RESOURCES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 VIRGINIA STREET SUITE 401
(No. and Street)

RICHMOND (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. MARTIN 804/648.0005 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEITER, STEPHENS, HURST, GARY, & SHREAVES
(Name – *if individual, state last, first, middle name*)

P.O. BOX 32066 (Address) RICHMOND (City) VA (State) 23294 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES P. BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCG INVESTMENT RESOURCES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCG INVESTMENT RESOURCES, INC.

Financial Statements

December 31, 2002

BCG INVESTMENT RESOURCES, INC.

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Officers and Directors
BCG Investment Resources, Inc.
Richmond, Virginia:

We have audited the accompanying statement of financial condition of BCG Investment Resources, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCG Investment Resources, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

January 13, 2003

BCG INVESTMENT RESOURCES, INC.

Statement of Financial Condition
December 31, 2002

Assets

Cash	$	7,342
Investment		3,300
Total assets	$	10,642

Liabilities and Stockholders' Equity

Due to stockholder	$	750
Stockholders' equity:		
Common stock, par value $100 per share, authorized 5,000 shares, issued and outstanding 100 shares		10,000
Accumulated deficit		(108)
Total stockholders' equity		9,892
Total liabilities and stockholders' equity	$	10,642

See accompanying notes to financial statements.

BCG INVESTMENT RESOURCES, INC.

Statement of Operations
Year Ended December 31, 2002

Commission revenue	$ 1,172,806
Operating expenses:	
Commissions - related party	1,161,538
Insurance	100
Legal and accounting	4,986
License and taxes	5,943
Other costs	153
Total operating expenses	1,172,720
Net income	$ 86

See accompanying notes to financial statements.

BCG INVESTMENT RESOURCES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Stock	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2001	$ 10,000	$ (194)	$ 9,806
Net income	-	86	86
Balance, December 31, 2002	$ 10,000	$ (108)	$ 9,892

See accompanying notes to financial statements.

BCG INVESTMENT RESOURCES, INC.

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:		
Net income	$	86
Cash, beginning of year		7,256
Cash, end of year	$	7,342

See accompanying notes to financial statements.

BCG INVESTMENT RESOURCES, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company was incorporated in the Commonwealth of Virginia on January 29, 1993. The Company is licensed for mutual funds and variable life products.

Revenue and Cost Recognition: Securities transactions and related revenue and expenses are recorded on a settlement date basis.

Credit Risk: The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company periodically has funds in excess of $100,000 in this financial institution.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, which provide that, in lieu of corporate income taxes, the Company's stockholders are taxed on their share of Company's taxable income. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

2. **Investment:**

In 2000, the NASDAQ Stock Market, Inc. offered to its NASD members the opportunity to purchase stock at $11 per share, and the Company purchased 300 shares during 2000. The Company recorded the purchase at cost with no valuation account as the security presently has no ready market.

3. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2002, the Company had net capital of $6,592, which was $1,592 in excess of the required minimum net capital of $5,000. The Company's net capital ratio was 11 to 1.

BCG INVESTMENT RESOURCES, INC

Notes to Financial Statements, Continued

4. Related Party Transactions:

At December 31, 2002, the Company had outstanding loans due to the majority stockholder in the amount of $750. The balance is non-interest bearing and due on demand.

Commissions – related party are paid to a corporation controlled by the shareholders of the Company.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Directors
BCG Investment Resources, Inc.
Richmond, Virginia:

We have audited the accompanying financial statements of BCG Investment Resources, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 13, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have performed the procedures as specified in Securities and Exchange Commission Rule 17a-5(d)(4) and have determined that there is no difference between the amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Report, and amounts contained in the December 31, 2002 audited financial statements.

There is no difference between the excess net capital at 1000% amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Reports and the amounts contained in the December 31, 2002 audited financial statements.

In addition, under the provisions of Section 240.15c3-3, which relates to the Computation for Determination of Reserve Requirements, BCG Investment Resources, Inc., is not currently required to maintain any amounts in reserve.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

January 13, 2003

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

1978 2003

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

BCG INVESTMENT RESOURCES, INC.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

NET CAPITAL:	
Total ownership equity	$ 9,892
Total ownership equity qualified for net capital	9,892
Total capital and allowable subordinated liabilities	9,892
Less total nonallowable assets	3,300
Net capital before haircuts on securities positions	6,592
Net capital	$ 6,592
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ 50
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,592
Excess net capital at 1000%	$ 6,517
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 750
Percentage of indebtedness to net capital	11%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

See independent accountants' report on supplemental information.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
BCG Investment Resources, Inc.
Richmond, Virginia:

In planning and performing our audit of the financial statements and supplemental schedule of BCG Investment Resources, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

1978 2003

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3, CONTINUED

statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

January 13, 2003